ASIC BUSINESS AGREEMENT

                                                  Agreement number: JATWIN05_001


This ASIC Business Agreement is entered into and made effective on [May/10/2005] (the "Effective Date") between ARISE TECHNOLOGY CO. LTD with its principal office located at 10F , NO. 10-1, LANE 5, LIN SEN NORTH ROAD, TAIPEI, TAIWAN ("Arise") and WINITY TECHNOLOGY INC. , with its principal office located at 2F, NO. 21, LANE 583, RUEI-GUANG RD.,NEI-HU, TAIPEI, TAIWAN , ROC ("Winity"), and hereinafter the parties may be referred to individually as "Party" and together as "Parties".

RECITALS

       WHEREAS, Winity desires to have a design for an application-specific integrated circuit, complying with certain Specification as set forth in ASIC PROPOSAL;

       WHEREAS, Winity desires to obtain certain design services from Arise and Arise agrees to provide certain design services to Winity; and

       WHEREAS, Winity desires to have Arise to produce and manufacture the ASIC Products (as defined below) and Arise agrees to provide certain service of production and manufacturing to Winity, pursuant to the terms and conditions of this Agreement.

Now, therefore, the Parties agree as follows:

1     DEFINITIONS

"PROPOSAL" shall mean a proposal issued by either Party to the other Party related to the purposes outlined in the Recitals clause to this Agreement;

"ASIC SPECIFICATION" shall mean the design specification relating to functional blocks, performance, testing conditions, and requirements of a specification described in a Proposal issued by either Party and agreed upon by the Parties in writing.

DELIVERABLES" shall mean the data manual, application note and all other documents to or materials be supplied by Arise to Winity generating from Arise's design service hereof as set forth in proposal.

                         ARISE and Winity CONFIDENTIAL

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"INTELLECTUAL PROPERTY RIGHTS" shall mean the rights, titles and interests, including any and all patents, copyrights, right to circuit layout, trade secret, and other intellectual property rights.

"PROPRIETARY INFORMATION" shall mean any and all information (whether oral, written or in any other tangible or intangible form) owned or held by the disclosing party ("Disclosing Party") and disclosed or made known to the receiving party ("Receiving Party"), relating to the Product, source code, object code and any kind of software and firmware, inventions, algorithms, know-how, design, ideas, output, testing procedure, logbook, engineering flow, and all other business, technical and financial information in connection with the Disclosing Party which shall include without limitation any and all information that is marked with "confidential", "proprietary" or similar legend at the time of disclosure and that may be reasonably understood by the artisan of the industry concerned to be confidential.

"E/S" shall mean an engineering sample that is experimental in nature and which is used to verify the functionality, performance, and other feature requirements of an ASIC;

"SIGNOFF APPROVAL" shall mean Winity' written acknowledgment of successful completion of the E/S post routing layout simulation and layout verification;

"RISK ORDER " shall mean a Purchase Order issued by Winity before Winity has approved the E/S . Certain orders that are not logged or processed in accordance with Arise's standard procedures may be treated as a Risk Order in accordance with article 3 ;

"MASK WORK" shall mean photo masks and associated design rights in semiconductor topographies;

"PRODUCT RELEASE SPECIFICATION" shall mean the functional and parametric Specification for an ASIC that Winity desires to obtain from Arise that has been mutually agreed upon in writing by the Parties;

"ASIC PRODUCT" shall mean an application-specific integrated circuit designed and developed by Arise fully complying with the ASIC Specification or Winity's engineering change orders(ECO).

"SYSTEM PRODUCT" shall mean Winity use ASIC Product provided by Arise to complete a system verification which can be used for mass production . The system verification contains FPGA verification , firmware verification , protocol/HW integration verification, PCB verification, field application verification. The system can be mobile phone , Digital Still Camera , WLAN, Portable Media Player, PC, Notebook Computer, Ethernet.

"MASS PRODUCTION PRODUCT" shall mean an ASIC product that has passed all experimental procedures and has been approved by the Parties as to its functionality, performance and other features and requirements and is available for mass production;

"MASS PRODUCTION PURCHASE ORDER" shall mean a Purchase Order issued for a Mass Production Product in accordance with article 4 following Signoff Approval for the relevant E/S;

                         ARISE and Winity CONFIDENTIAL

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"PRODUCTION PRODUCT" shall mean a product ordered by Winity and manufactured by
Arise in accordance with the Product Release Specification;

"PURCHASE ORDER" shall mean a purchase order issued by Winity;

"RISK ORDER DEVICE" shall mean an ASIC produced pursuant to a Risk Order;

Unless the context otherwise requires, the singular shall include the plural and vice versa.

2     PROGRAM DESCRIPTION

       E/S MANUFACTURE AND VERIFICATION

2.1 Following post routing layout simulation and layout verification of the E/S, and at Winity' sole discretion, Winity may issue a Signoff Approval for the E/S.

2.2 Upon receipt of the Signoff Approval, Arise shall arrange for the E/S to be fabricated at a wafer foundry provider and deliver to Winity the E/S in accordance with the agreed delivery schedule set out in the proposal hereto.

2.3 Unless otherwise provided in proposal hereto, Arise shall test the E/S at nominal, maximum and minimum Vcc under ambient temperature conditions, and for functionality at one (1) MHz. The default pattern length of the test program to estimate Arise's testing shall not exceed one (1) M byte. Winity shall provide and approve the one (1) MHz test program prior to Arise commencing testing.

2.4 At its sole discretion and in accordance with its sole requirements, Winity may countersign a Proposal presented by Arise for the manufacture of an E/S, and issue to Arise a Purchase Order for the E/S.

2.5 Following the making of a Purchase Order , Winity shall provide to Arise the relevant design data and other necessary information described in the Product Release Specification for the E/S manufacture and verification.

2.6 Forthwith upon receipt of the information described in clause 2.2, Arise shall test and supply to Winity an E/S utilizing test program data to meet the Product Release Specification.

2.7 The deliverables, schedule, and charges for the E/S are as provided for in the proposal hereto. If there is to be any change in the future to such deliverables, schedule, and charges, both Parties shall agree upon the changes, and the attachment hereto shall be amended accordingly.


                         ARISE and Winity CONFIDENTIAL

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2.8    Winity shall submit to Arise Purchase Orders for additional parts prior to post routing layout simulation Signoff Approval. Neither Winity nor ARISE may cancel any Purchase Order for additional parts, unless the Parties agree otherwise. The preliminary shipping schedule shall be agreed upon by the Parties in writing at the time of the making of the E/S Purchase Order and shall be finalized at the time of the Signoff Approval for the post routing layout simulation.

       PRODUCTION PRODUCTS

2.9 Following production of an E/S to which Winity has given Signoff Approval, the Parties shall agree on the Product Release Specification.

2.10 Winity may at its discretion submit to Arise a Mass Production Purchase Order for ASICs in accordance with the Product Release Specification.

2.11 Following the making of a Mass Production Purchase Order , Arise shall manufacture and supply to Winity Production Products in accordance with the terms of the Mass Production Purchase Order.

2.12 Arise shall submit to Winity Mass Production Products that, unless otherwise provided for in the proposal hereto, shall be tested at nominal, maximum and minimum Vcc under ambient temperature conditions and shall be tested for functionality at 1 (one) MHz frequency. The default pattern length of the test program to estimate Arise's testing shall not exceed one (1) M byte. Winity shall approve the test program at one (1) MHz frequency in accordance with the E/S Signoff Approval and the terms of the Mass Production Purchase Order .

2.13 The parties acknowledge and agree that the Products are designed and developed by Arise exclusively for and upon the specific requirements of Winity, for which significant resources have been contributed by Arise so that, during the Term,

     a. There is no minimum purchase quantities for Winity if Arise is the only ASIC vendors in mass production.

     b. If Winity plan choose second ASIC vendor for mass production, the collective quantities of the Mass Production Products to be purchased by Winity from Arise shall not be less than total value of US$2,000,000 or 1,500,000 PCS unit (either condition reach first) exclusive of any sales and other taxes, duties and expenses ("Minimum Purchase Value"). If the total value of Winity's purchases upon the expiration or termination of this Agreement becomes less than the Minimum Purchase Value, Winity shall immediately make up and pay the shortfall upon receipt of an invoice by Arise.

2.14 The parties acknowledge and agree that certain portions of the services or works of foregoing subparagraph may be performed by one or more qualified subcontractors as reasonably determined by Arise, and that in no event shall Arise be held liable for any loss or damages (whether direct, indirect, consequential, special or incidental, or loss of profit or opportunity) suffered by Winity due to unavailability of utilities, raw materials, components or manufacturing or other cause attributable to such subcontractors; provided that Arise shall assist Winity to acquire any and all claims and rights against the subcontractors who are liable for such loss or damages.


                         ARISE and Winity CONFIDENTIAL

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3     RISK ORDERS

3.1 Winity acknowledges and agrees that the purpose of a Risk Order and an E/S Purchase Order is to verify and test the functionality, ability to manufacture and performance of ASIC devices.

3.2 Winity accordingly agrees that Arise has no responsibility to yield rate improvement of a Risk Order Device or an E/S.

3.3 If Arise delivers to Winity a Risk Order Device, Arise offers no assurance regarding the performance or functionality of the Risk Order Device .

4     MASS PRODUCTION PURCHASE ORDER

4.1 The Mass Production Purchase Order shall clearly state the product name, purchase quantity, delivery date, delivery location and total amount of product required.

4.2 Upon the making of the Mass Production Purchase Order, the Parties shall agree in writing on an appropriate down payment to be paid by Winity to Arise and the timing of such payment, and if agreement cannot be reached in this regard, the Mass Production Purchase Order shall terminate.

4.3 Arise shall manufacture all Products in accordance with consistent production processes.

5     DELIVERY SCHEDULE

5.1 Winity shall in its sole discretion but in consultation with Arise determine the period allowed for the development, manufacture and verification of the Products.

5.2 Following Winity' approval of the Product Release Specification, Arise shall provide to Winity with an accurate implementation schedule for delivery of Products, which shall include provisions on rescheduling of deliveries.

5.3 Arise shall deliver to Winity Products be in accordance with the date(s) and quantity specified in the applicable Purchase Order.

5.4 If Arise becomes aware of any possible delay or shortfall in delivery from that stipulated in the Purchase Order Agreement, Arise shall immediately notify Winity of the possible delay, together with an explanation of the cause, impact and suggested remedial action, and shall, at no cost to Winity, take all necessary measures to meet the scheduled delivery date or to minimize any delay and its impact.

                         ARISE and Winity CONFIDENTIAL

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6     E/S ACCEPTANCE PROCEDURE

6.1 Winity' internal coordinator or inspector shall within fifteen (15) days following delivery of an E/S perform acceptance testing to determine whether the E/S conforms to the Product Release Specification and performs in accordance with the post routing layout simulation results. Winity shall inform Arise of the results of the E/S testing within fifteen (15) days of the results becoming available.

6.2 If within the acceptance period or thereafter Winity advises Arise that the E/S fails to meet the requirements described in Product Release Specification, and such non-conformity with the Product Release Specification is caused by Arise or its vendors, Winity shall request Arise's coordinator either by written notice, or orally and later confirmed by written notice, that Arise should use its best endeavors to correct the defect, or to provide to Winity a replacement E/S as soon as practicable.

6.3 If Arise's examination of such allegedly defective E/S discloses that the E/S is defective and that the defect is caused by Winity, Arise shall be entitled to request Winity to pay the cost of Arise's examination.

6.4 Notwithstanding any assistance that Arise may provide to Winity in preparation of the Product Release Specification, Arise does not warrant adequacy of the Product Release Specification with respect to Winity' intended use of the E/S and Arise shall not be responsible for the circuit performance of the E/S in Winity' application.

7     MASS PRODUCTION PRODUCTS ACCEPTANCE PROCEDURE

7.1 Winity' internal coordinator or inspector shall within thirty (30) days following delivery of Mass Production Products perform acceptance testing to determine whether the Products delivered are in accordance with the standard U.S. NAVY chart 105, single sampling II, and AQL 0.1%. The product shall be considered non-defective and Winity is not allowed to reject the product if the above quality acceptance criterion has been met.

       Arise shall consider each Mass Production Product to be accepted by Winity if there is no written notice from Winity within thirty (30) days of delivery rejecting such shipment.

7.2 If within the acceptance period or thereafter Winity advises Arise that the Mass Production Product fails to meet the requirements described in the Purchase Order Agreement, Winity shall request Arise's coordinator, either by written notice, or orally and later confirmed by written notice, that ARISE should use its best endeavors to correct the defect, or to provide to Winity a replacement Mass Production Product as soon as practicable.

                         ARISE and Winity CONFIDENTIAL

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       If Winity advises Arise by written notice of any defect, Arise shall undertake failure analysis of the Mass Production Product. Arise shall replace the Mass Production Product if the defect is attributable to Arise. If Arise's analysis discloses such defect is not attributable to Arise, Arise is entitled to claim against Winity for the cost of its analysis.

8     INTELLECTUAL PROPERTY RIGHTS AND WARRANTIES

8.1 Winity shall be the sole owner of any Intellectual Property developed solely by employees of Winity.

8.2 Both parties shall apply the patent for join development ASIC product and retain ownership of ASIC Product design databases, all logic diagrams, test patterns and other documentation.

8.3 Arise shall retain exclusive title to and all rights in Mask Work, including the right to register Mask Work under all System Product, and in the integrated circuit design layouts arising out of the development work carried out pursuant to this Agreement.

8.4 Arise shall assign a unique part number to Products manufactured for Winity under this Agreement by any wafer foundry provider, and Arise shall not accept any Purchase Order from any company other than Winity for the supply of Products ordered by such unique part number unless previously authorized in writing by Winity.

8.5 Arise shall, at no additional cost to Winity, maintain wafer Mask Work unique to the ASIC Products for a period of not less than one (1) year following Arise's last shipment date of ASIC Products. Arise shall give to Winity at least sixty (60) days' prior written notice of its intention to destroy any wafers, Mask Work, Products or other items related to this Agreement. The Parties reserve the right to negotiate on compensation for a longer retention and maintenance period.

8.6 Arise shall not sell ASIC Products to third parties without Winity's prior written authorization. Winity shall not work with any design service or IP vendors for ASIC Product without Arise's prior written authorization. This agreement will be terminated immediately if these two condition occur.

8.7 Each Party represents and warrants that all information and documents provided to the other Party do not infringe the valid Intellectual Property rights of any third party. Should infringement of such Intellectual Property rights occur, the defaulting Party shall fully cooperate with the other Party in the defense of any claims, and the defaulting Party shall compensate the other Party for any losses and damages (including attorney's fees) suffered by the other Party as a result of such infringement.

9     PAYMENT AND TAX

9.1   Payment terms shall be set out in the Proposal or Purchase Order.


                         ARISE and Winity CONFIDENTIAL

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9.2    Winity acknowledges and agrees that the conditions and assumptions of any
       Proposal are based on the original Product Release Specification. If by agreement between the Parties in writing the Product Release
       Specification is amended during the development, verification, fabrication or testing processes, the Parties shall at that time agree on any additional fee for such amendment. If Winity does not accept the additional fee for the revised Product Release Specification, the Purchase Order shall be deemed to be revoked, and no further payments shall be required pursuant to it.

9.3 WINITY shall be responsible to pay all applicable taxes, levies, duties, and similar governmental charges of any type or nature in connection with this Agreement, and penalties and interest thereon, if any (together, "Imposts"). If Arise is subject to any Imposts in connection with this Agreement, Winity shall pay to Arise cash with an amount necessary (after taking into account all Imposts) to place Arise in the same after-tax position it would have been in had no Imposts been paid or incurred. The parties will consult each other and cooperate in minimizing any taxes payable by the parties.

10    WARRANTIES AND OBLIGATIONS

10.1 ARISE shall provide to Winity a one (1) year product warranty for Products commencing with the shipment date of such Products.

10.2 In the event of epidemic or latent defects being discovered after this one (1) year period, both Parties shall, in good faith, negotiate to resolve such issues.

10.3 One Party's total liability to the other Party for any claims or causes of action arising from or in connection with this Agreement shall not exceed the total amount of relevant Purchase Order Agreement.

10.4 Neither Party shall be liable to the other Party for any indirect, incidental or consequential damages, whether such damages are alleged to have arisen as a result of tortious conduct, breach of contract, the circumstances outlined in clause 8.8, or otherwise, even if the other Party has been advised of the possibility of such damages accruing. "Indirect, incidental or consequential damages" shall include, but shall not be limited to, the cost of removal and reinstallation of goods, loss of goodwill, loss of profits, loss of use of data, interruption of business or other economic loss. Remedies provided for in this Agreement are intended to be exclusive and are in lieu of any other remedy that would otherwise have been available to the aggrieved Party at law or in equity.

11    CONFIDENTIAL INFORMATION

The Parties may disclose to the each other certain information during the term of this Agreement that is confidential information, and the basis of disclosure and the rights and obligations of the Parties upon disclosure of such information are governed by the Non-Disclosure Agreement entered into between the Parties and annexed marked "II".



                         ARISE and Winity CONFIDENTIAL

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12    TERMINATION AND CANCELLATION

12.1 One Party may terminate this Agreement in the event that the other Party is in breach of its obligations under this Agreement, and termination shall be effective after seven (7) days following receipt by the other Party of written notice of termination.

12.2 Upon termination of this agreement for any reason, whether for cause or otherwise, Arise shall return to Winity any and all information provided by Winity to Arise and which remains in Arise's possession or power, whether or not such information is classified as Confidential Information under the Non-Disclosure Agreement between the Parties.

12.3 Unless the Winity terminates this Agreement due to Arise's breach of its obligation(s) under this Agreement, Winity shall pay to Arise all amounts owing for work performed prior to termination.

12.4 Either Party may terminate this Agreement by giving to the other Party three (3) months written notice of termination

13    FORCE MAJEURE

Neither Party shall be liable to the other Party for any failure or delay in its performance of its obligations under this Agreement due to causes, including, but not limited to, acts of God, acts of civil or military authority, fires, epidemics, floods, earthquakes, riots, wars, sabotage, third party industrial disputes and government actions, which are beyond its reasonable control; provided that the delaying Party: (a) gives to the other Party written notice of such cause promptly, and in any event within fourteen (14) days of discovery thereof; and (ii) uses its best efforts to prevent or cure such failure or delay in its performance. The other Party shall grant to the delaying Party an additional performance period equal to the duration of the cause of the delay to enable it to fulfil its obligations under this Agreement once the cause giving rise to the delay ends.

14    GENERAL

14.1 Neither Party shall publicly announce or disclose the existence of this Agreement or its terms and conditions, or advertise or release any publicity regarding this Agreement, without the prior written consent of the other Party.

14.2 This Agreement constitutes the entire understanding of the Parties, and revokes and supersedes all prior agreements between the Parties and is intended as a final expression of their Agreement. It shall not be modified or amended except in writing signed by the Parties and specifically referring to this Agreement. All attachments to this Agreement shall form part of this Agreement.


                         ARISE and Winity CONFIDENTIAL

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14.3   The headings used in this Agreement shall be for reference purposes only, and do not affect the interpretation of the terms and conditions of this Agreement.

14.4 This Agreement shall be prepared and executed in two original counterparts and each Party shall retain one counterpart.

15    JURISDICTION, APPLICABLE LAW AND ARBITRATION

15.1 This Agreement shall be governed by and construed in accordance with the laws of the Republic of China

15.2 Any dispute, controversy, or claim arising out of or relating to this Agreement, or concerning the interpretation, breach, termination, or validity hereof, shall be resolved through friendly consultation. Such consultation shall begin immediately after one Party has delivered to the other Party a written request for such consultation.

15.3 If, within thirty (30) days following the date on which such notice is given pursuant to clause 15.2, the dispute cannot be resolved, either Party may initiate court proceedings. In the event of an action is initiated to enforce or interpret any term or provision of this Agreement or otherwise arising out of this Agreement, the prevailing party in such action shall be entitled to recover all costs incurred in connection therewith, including, without limitation, reasonable attorneys' fees.

EXECUTION

In witness whereof, the Parties have caused this Agreement to be executed by their duly authorized representatives.


Arise Technology Co. Ltd   Winity Technology Inc.

By:/s/________________________                By:/s/________________________

Name:    ALLEN  LIANG                         Name:      JOHN WONG
     -------------------------                     -------------------------

Title:     PRESIDENT                          Title:    PRESIDENT
      ------------------------                      ------------------------

Date:    2005/7/3                             Date:    2005/7/3
      ------------------------                      ------------------------

                         ARISE and Winity CONFIDENTIAL


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